UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-38655

Farfetch Limited

(Exact name of registrant as specified in its charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On April 27, 2020, Farfetch Limited (the “Company”) issued a press release announcing the Company’s intention to offer $300.0 million aggregate principal amount of Convertible Senior Notes due 2027 (the “Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

In connection with the offering of the Notes, the Company provided certain information to prospective investors in a preliminary offering memorandum, dated April 27, 2020. Certain excerpts from that preliminary offering memorandum are attached hereto as Exhibit 99.2. The preliminary offering memorandum disclosed certain information that supplements or updates certain prior disclosures of the Company, including updated risk factor disclosure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farfetch Limited

Date: April 27, 2020	By:	/s/ James L. Maynard
James L. Maynard
General Counsel & EVP Group Legal

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release, dated April 27, 2020, issued by Farfetch Limited.

99.2	Excerpts from preliminary offering memorandum of Farfetch Limited, April 27, 2020.